# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 8-K |
| **Live File** | on |
| **Return Copy** | on |
| **Submission Contact** | Victoria A. Faw |
| **Submission Contact Phone Number** | 304-769-1112 |
| **Exchange** | NASD |
| **Confirming Copy** | off |
| **Filer CIK** | 0000726854 |
| **Filer CCC** | xxxxxxxx |
| **Period of Report** | 03/20/12 |
| **Item IDs** | 7.01 |
| | 9.01 |
| **Notify via Filing website Only** | off |
| **Emails** | vikki.faw@cityholding.com |

## Documents

| | |
|---|---|
| **8-K** | **form8-k.htm** |
| | **Form 8-K, CHCO Investor Presentation for Scott & Stringfellow** |
| **GRAPHIC** | **chcologo.jpg** |
| | **CHCO logo** |
| **EX-99.1** | **ex99-1.htm** |
| | **Exhibit 99.1, copy of Investor Slide presentation** |
| **GRAPHIC** | **ex99-11.jpg** |
| **GRAPHIC** | **ex99-12.jpg** |
| **GRAPHIC** | **ex99-13.jpg** |
| **GRAPHIC** | **ex99-14.jpg** |
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| GRAPHIC | ex99-153.jpg |
| 8-K | submissionpdf.pdf |
| | Printable copy of CHCO Form 8-K, Investor Presentation and Exhibit |

**Module and Segment References**

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

# FORM 8-K

**CURRENT REPORT**
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
**March 20, 2012**



**CITY HOLDING COMPANY**
**(Exact Name of Registrant as Specified in its Charter)**

**Commission File Number: 0-11733**

| **West Virginia** | **55-0619957** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

**25 Gatewater Road, Cross Lanes, WV 25313**
(Address of Principal Executive Offices, Including Zip Code)

**304-769-1100**
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨  Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

## Section 7 – Regulation FD

**Item 7.01 – Regulation FD Disclosure.**

City Holding Company (the "Company") is scheduled to meet with and make presentations to certain investors on Tuesday, March 20, 2012. Charles R. Hageboeck, President and CEO, will make the Company's presentations. A copy of the slide presentation to be used by the Company during these meetings is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. Such slide presentation will also be available on the Company's web site at www.bankatcity.com. Information contained on the Company's website expressly is not incorporated by reference into this Current Report on Form 8-K.

The information in the preceding paragraph, as well as Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section. It may only be incorporated by reference into another filing under the Exchange Act or Securities Act of 1933 if such subsequent filing specifically references Section 7.01 of this Current Report on Form 8-K. All information in the slide presentation speaks as of the date thereof and the Company does not assume any obligation to update said information in the future. In addition, the Company disclaims any inference regarding the materiality of such information which otherwise may arise as a result of its furnishing such information under Item 7.01 of this report on Form 8-K.

## Section 9 - Financial Statements and Exhibits

**Item 9.01 Financial Statements and Exhibits.**

(c) Exhibits

| | |
|---|---|
| 99.1 | Copy of slide presentation |

## Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 20, 2012</u>

**City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

-2-



# Scott & Stringfellow, LLC
# New York, NY

March 20, 2012

# Forward looking statements

*This presentation contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.*

**City** Holding Company



- Total Assets                         $2.8 bil
- Branches                             68
- FTE                                   795
- Market Cap                           $512 mil
- Institutional Ownership              63%
- Average Daily Volume                 $1.9 mil

Date: March 9, 2012

# Value in the banking sector?
## Checklist for success in current environment:

- Capital
  - Strongly capitalized
- Markets
  - Solid distribution network
  - Stable geographic markets
  - Disciplined competition
- Performance
  - Strong net interest margin
  - Strong NIM management
  - Strong fee income
  - Ability to control expenses

- Growth
  - Liquidity to grow
  - Ability to grow share in market
  - Opportunity to grow into new markets
- Management

**City** *Holding Company*

# City Holding Company

- **Markets:**  Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:**  Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:**  Has consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:**  Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

**City** *Holding Company*

# Key markets



**The key to City's success:** an enviable deposit franchise

- Branches                                  68
- Average Deposits per Branch      $32.7 MM
- Average Households per Branch    2,300
- Average Deposit Share            12.3%
- Average Household Share         27%

**City** *Holding Company*

# City's deposit franchise:

| ($000's omitted) | Deposits | Share | Branches | Share |
|---|---|---|---|---|
| Charleston MSA | $604,632 | 11% | 16 | 16% |
| Huntington/Ashland MSA | $366,211 | 9% | 13 | 12% |
| Beckley MSA | $339,773 | 29% | 7 | 25% |
| Greenbrier County, WV (Lewisburg) | $173,490 | 25% | 6 | 33% |
| Eastern Panhandle Counties | $183,704 | 9% | 7 | 13% |
| Mason County, WV | $83,945 | 26% | 3 | 33% |
| Braxton County, WV | $65,078 | 33% | 3 | 38% |
| Paintsville, KY | $95,913 | 24% | 2 | 22% |

Data: June 30, 2011

**City** *Holding Company*

# Low cost and stable funding:



Data: December 31, 2011

City Holding Company

# Solid core deposits drive strong net interest margin:



March 2008 thru June 2011: NIM supported by Interest Rate Floors

3.89%

Peer Data as of September 30, 2011

City Holding Company

# CHCO is well positioned with respect to interest rate risk:

| Immediate Basis Point Change in Interest Rates | Estimated Increase or Decrease in Net Income between 1-12 months |
|---|---|
| +400 Bp | +15.3% |
| +300 Bp | +9.9% |
| +200 Bp | 5.2% |
| +100 Bp | 0.6% |

Data: December 31, 2011

# Strong deposit franchise drives top decile non-interest revenue:

## City Holding Company



- Non Interest Income
- Net Interest Income

*As of December 31, 2011. Non-interest income excludes investment gains/(losses)

## Peer Group



- Non Interest Income
- Net Interest Income

Sample of 272 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of September 30, 2011, excluding investment gains/(losses)

**City** *Holding Company*

# Non-interest income is branch driven:

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|
| Electronic Fee Income | $7.3 | $7.9 | $8.6 | $9.0 | $9.9 | $11.2 |
| All Other Service Fee Income | $35.3 | $36.5 | $37.4 | $36.0 | $30.1 | $27.0 |
| Insurance | 2.3 | 4.1 | 4.2 | 5.6 | 5.5 | 5.9 |
| Investment Management | 2.1 | 2.0 | 2.2 | 2.3 | 2.8 | 3.1 |
| BOLI | 2.4 | 2.5 | 2.9 | 3.3 | 3.4 | 3.2 |

**City** Holding Company

# City's deposit franchise:

Decreases in branch service charges reflect :
- May 2010 - Real-time Processing
- Aug 2010 - Reg E - Opt in for Electronic Transactions
- Oct 2011 - Ceased processing checks in high to low $ order

| All Other Service Fee Income | 2009 | 2010 | 2011 |
|---|---|---|---|
| Fiscal Year | $36.0 | $30.1 | $27.0 |
| 1st Quarter | 8.3 | 7.9 | 6.4 |
| 2nd Quarter | 9.0 | 8.0 | 7.1 |
| 3rd Quarter | 9.4 | 7.2 | 7.0 |
| 4th Quarter | 9.3 | 7.0 | 6.5 |

City Holding Company



# Service Charge competitive landscape:



| | Actions |
|---|---|
| BB&T | $10 monthly svc charge |
| Chase | $12 monthly svc charge |
| United | Still offers free checking |
| Huntington | Still offers free checking |
| Fifth Third | $15 monthly svc charge |
| FCBC | Still offers free checking |





City Holding Company

# NSF Fee Comparison With Competitors:

|  | Overdraft Fee | Daily Overdraft Fee |
|---|---|---|
| **CHCO** | **$36** | **None** |
| BBT | $35 | $33 every 7 days |
| JPM | $34 | $15 daily after 5 days |
| UBSI | $36 | $5 daily after 5 days |
| HBAN | 1st-$23; $37.50 | $7 daily after 5 days |
| PNC | 1st-$25; $36 | $7 daily after 5 days |
| FITB | 1st-$25; 2nd-4th -$33;>4-$37 | $8 daily after 3 days |

CHCO waives 1st two overdrafts and does not charge a daily overdraft fee.

City Holding Company

# Asset quality:
## A function of culture and market

- City's loans are 60% retail/40% commercial
- City's market area tends to be more stable
- Real estate prices in City's market area have been relatively stable
- City's past-due loan trends are stable
- City's non-performing asset levels are stronger than peers
- City has been aggressive about charging down non-performing loans

City *Holding Company*

# Loan Portfolio weighted toward Retail
## But - CHCO's markets have been more stable

## City Holding Company



- Residential Real Estate
- Commercial
- HELOC's
- Consumer/Other

As of December 31, 2011

## Peer Group



- Residential Real Estate
- Commercial
- HELOC's
- Consumer/Other

Sample of 272 publicly traded banks and thrifts with assets between $1-$10 billion as of September 30, 2011

City Holding Company

# Retail loan facts:

- Residential real estate are 1,3,5 and 10 Yr ARMs
- No sub-prime, interest-only, option adjustable
- 68% of home equity loans are 1$^{st}$ lien position
- 64% of home equity loans have an LTV < 80%
- Ave loan balance for residential real estate is $91,000
- Ave loan balance for home equity loans is $38,000



# Charge-off trends:



Source: FDIC, All Insured Depository Institutions
Peer data as of September 30, 2011

City Holding Company

# Non-performing assets & OREO



Source: FDIC, All Insured Depository Institutions

Peer data as of September 30, 2011

# Net charge-offs: 2011

Net C/O: $3.4 MM   (0.18% of Average Loans)
Provision  $4.6 MM





# A High Performing Bank

for shareholders & employees:

## City Ranked #3
### of Top 150 US Banks in 2010 by *Bank Director*

**What Does It Take TO BE GREAT?**

by JACK MILLIGAN

PROFITABILITY, CAPITAL AND ASSET QUALITY ARE THE MAIN INGREDIENTS IN A CAN'T-MISS RECIPE

**BANK PERFORMANCE SCORECARD TOP 150 BANKS**

| Rank | Company Name | Ticker | State | Total Assets ($000) | Industry Type | Core ROAA (%) | ROA Rank | Core ROAE (%) | ROE Rank | Tang Common Equity/Tang Assets (%) | TCE Rank | NPAs/ Loans & OREO (%) | NPA Rank | NCOs/ Avg Loans (%) | NCOs Rank | Final Score |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | State Bank Financial Corp. | STBZ | GA | 2,828,579 | Bank | 1.66 | 4 | 13.07 | 10 | 12.42 | 10 | 1.20 | 17 | 0.15 | 5 | 35 |
| 2 | First Financial Bankshares, Inc. | FFIN | TX | 3,776,367 | Bank | 1.73 | 3 | 13.55 | 7 | 9.97 | 25 | 1.40 | 20 | 0.35 | 17 | 53.5 |
| 3 | City Holding Company | CHCO | WV | 2,637,295 | Bank | 1.59 | 6 | 13.38 | 9 | 10.01 | 22 | 1.07 | 13 | 0.41 | 21 | 54 |
| 4 | First Republic Bank | FRC | CA | 22,377,633 | Bank | 1.39 | 9 | 18.00 | 2 | 8.81 | 44 | 0.11 | 2 | 0.05 | 2 | 57 |
| 5 | Republic Bancorp, Inc. | RBCAA | KY | 3,622,703 | Bank | 1.85 | 2 | 17.97 | 3 | 10.00 | 23 | 3.08 | 57 | 0.83 | 55 | 84 |
| 6 | BankUnited, Inc. | BKU | FL | 10,869,560 | Thrift | 1.66 | 4 | 15.50 | 4 | 10.97 | 12 | 0.00 | 1 | 5.67 | 142 | 91.5 |
| 7 | Commerce Bancshares, Inc. | CBSH | MO | 18,502,339 | Bank | 1.22 | 17 | 11.26 | 17 | 10.27 | 20 | 1.66 | 25 | 0.96 | 61 | 97 |
| 8 | Bank of the Ozarks, Inc. | OZRK | AR | 3,273,659 | Bank | 1.36 | 10 | 13.75 | 6 | 9.57 | 31 | 2.96 | 53 | 0.81 | 53 | 100 |
| 9 | Cullen/Frost Bankers, Inc. | CFR | TX | 17,617,092 | Bank | 1.23 | 16 | 10.46 | 24 | 8.90 | 43 | 2.03 | 32 | 0.52 | 30 | 114 |
| 10 | Brookline Bancorp, Inc. | BRKL | MA | 2,720,542 | Thrift | 1.04 | 29 | 5.58 | 74 | 16.83 | 4 | 0.58 | 5 | 0.24 | 11 | 115 |

**City** Holding Company

# CHCO *consistently* strong performance

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2011 Regional Peer Median |
|---|---|---|---|---|---|---|
| Reported ROA | 2.03% | 1.12% | 1.63% | 1.47% | 1.51% | 1.07% - 91st %ile |
| ROATCE | 21.0% | 11.4% | 18.0% | 15.1% | 15.7% | 13.2% - 82nd %ile |
| Tangible Common Equity/TA | 9.7% | 8.83% | 9.78% | 10.01% | 9.37% | 9.11% - 55th %ile |
| NIM | 4.34% | 4.64% | 4.18% | 4.06% | 3.89% | 3.91% - 45th %ile |
| Efficiency Ratio | 45.9% | 46.3% | 50.0% | 51.6% | 53.8% | 58.4% - 86th %ile |
| Non-Int Rev/Total Rev* | 36.6% | 35.9% | 37.9% | 36.3% | 36.2% | 29.5% - 91st %ile |

* Non-int rev excludes gain on Visa IPO; securities transactions

**City** Holding Company



2012 PSL Interest Income is projected

# Growth:

CHCO is positioned to achieve "reasonable growth" in its core franchise

- Commercial
- Retail
- Insurance
- Trust & Investment Management

City Holding Company

# Commercial loan growth:

Success achieved due to community bank orientation, strong team, strong underwriting, and strong local economies



# North Carolina Loan Portfolio

In 2007, City hired a lender with significant experience in the Charleston WV MSA to call in both Charleston WV and in North Carolina. Over 54 months, City has developed a strong portfolio of commercial real-estate loans in North Carolina & Virginia from these efforts.  A second lender has been hired, and office space secured for the Charlotte-based office going forward.

- Markets:  Charlotte, Winston-Salem, Raleigh, &  Norfolk, VA
- Projects:  Apartments 25%, High Tech Office Bldgs 10%, GSA 30%, Grocery Stores 10%; Medical Office Bldgs 15%
- Loans Outstanding:                           $59.5 million
- Debt Service Coverage *                      1.52x
- Loan to Value*                               72%
- Weighted Average Rate                        4.57%
- Average Loan Size                            $5.9 million

\* Based on average of this portfolio

**City** *Holding Company*

# Deposit growth opportunity:

CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

| | Branches | Deposits | Deposits/Branch |
|---|---|---|---|
| **CHCO** | **68** | **$ 2.2 B** | **$33 million** |
| BBT | 36 | $ 3.2 B | $90 million |
| JPM | 24 | $ 1.4 B | $60 million |
| UBSI | 19 | $ 1.1 B | $60 million |
| HBAN | 15 | $ 0.9 B | $59 million |
| WSBC | 11 | $0.3 B | $30 million |
| FITB | 10 | $ 0.3 B | $30 million |

Includes branches within 5 miles of City branch
Source: SNL

**City** *Holding Company*

# Growth:

Expanding retail distribution to capture additional retail households



Pending VSB Acquisition

Source: SNL

City Holding Company

# City opened four Wal-Marts in key markets where it had significant share





City Holding Company

# Branch renovations/expansions to meet customer demand






City Holding Company

# Eastern panhandle expansion exhibits strong demographics









City Holding Company

# Sept 2010
## Expansion into South Charleston WV has encouraging early results





City Holding Company

# De novo branch results



# CityInsurance: Growing

## Revenues

- 2006       $2.3 million
- 2007       $4.1 million
- 2008       $4.2 million
- 2009       $5.6 million
- 2010       $5.5 million
- 2011       $5.9 million

## Lines of Business

Personal Lines
Workers Compensation
Health/Benefits/Life Ins
Property/Casualty

## Markets

Charleston (3 locations)

Huntington
Ripley
Beckley
Martinsburg
Ashland

## Acquisitions

Dickens & Clark (Teays Valley)

Patton Insurance - Nitro
Millcreek Insurance - Ripley
Ashland Area Insurance

**City** Holding Company

# Trust AUM: Strong growth
## CAGR (Dec 31, 2004-Dec 31, 2011) of 9.2%



# CHCO: Capital flexibility

- Tangible common equity at 12/31/11:  9.37%
- No TARP!!!!
- Dividends
    - Increased 10% in April 2004 to $0.88
    - Increased 14% in April 2005 to $1.00
    - Increased 12% in April 2006 to $1.12
    - Increased 11% in April 2007 to $1.24
    - Increased 10% in April 2008 to $1.36
    - **Increased 3% in January 2012 to $1.40**
    - **Dividend yield of 4.0% (as of 3/9/12)**
    - **Dividend payout ratio 53% (Analyst est. EPS for 2012 of $2.64)**
- Share repurchases
    - Purchased 755,501 shares during 2011 (4.9%)
    - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

**City** *Holding Company*

# Share Count:





# Growth per share (12/31/04 - 12/31/11):

- Loans per share:                  5.9% CAGR
- Deposits per share:               5.1% CAGR
- Non-interest inc per share:       2.3% CAGR
- Expenses per share:               4.0% CAGR

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

**City** Holding Company

# Acquisition philosophy:

- Historically less acquisitive than peers
- Acquisitions must truly be strategic or meaningfully accretive
- Opportunities have increased
- Actively looking at FDIC and non-FDIC deals
  - In-market
  - Adjacent market
  - Growth markets
- Size: Generally $100MM to $1B

City Holding Company

# Acquisition territory:



City *Holding Company*

## Virginia Savings Bank - a solid franchise:

- Assets of $130 million
- Loans of $88 million
- Deposits of $117 million
- Equity $11.7 million
- 5 branches in Northwestern Virginia
- Non-performing Loans of $1.0 million
- OREO of $1.1 million
- ALLL of $1.2 million

**City** *Holding Company*

# Virginia Savings Bank - pricing metrics:

- VSB Share Equivalents: 1,899,984
- Terms
  - $6.17 cash or
  - 0.2100 share of CHCO
- Valuation as of March 9, 2012:
  - Cash of $4.7 million
  - 240,000 shares ($34.61 on 3/9/12) valued at $8.3 million
  - Total value $13.0 million

City *Holding Company*

# Virginia Savings Bank - YTD Income on stand-alone basis

|                     | 2011          |
|---------------------|---------------|
| Net Interest Income | $4,832,000    |
| Less: Provision     | ($171,000)    |
| Non-Interest Income | $1,093,000    |
| Non-Interest Expense| ($4,631,000)  |
| Pre-tax Net Income  | $1,122,000    |
| Taxes               | ($410,000)    |
| Net income          | $711,000      |

# Virginia Savings Bank: Next Steps

- SEC Review and Clearance of S-4 Registration Statement
- Federal Reserve Approval
- OCC Approval
- Virginia Bureau of Financial Institutions Approval
- Satisfaction of Covenants, Representations & Warranties
- Deposit Account Retention
- Deal must be completed by May 31, 2012

**City** Holding Company

# An experienced management team

| TITLE | EXPERIENCE | AGE | JOINED |
|---|---|---|---|
| CEO | PPLS; CHCO CFO; PHD | 49 | 2001 |
| EVP - Retail | PPLS | 56 | 2001 |
| EVP - Commercial | One Valley; BB&T, CPA | 62 | 2004 |
| CFO | Public Accounting, CPA | 46 | 2005 |
| CAO/CIO | City National Bank | 48 | 1989 |
| SVP - Branches | BB&T | 43 | 2001 |
| SVP - CCO | United Bankshares, CPA | 38 | 1998 |
| SVP - CRO | BB&T | 55 | 2001 |
| SVP Consumer | Bank One | 45 | 2001 |
| SVP Mortgage | United Bankshares | 60 | 2004 |
| SVP Trust | City National Bank | 57 | 1985 |
| SVP Insurance | Rogers; Principal | 42 | 2007 |
| Treasurer | City National Bank | 45 | 1990 |

City Holding Company

# Value in the banking sector?

## Checklist for success in current environment:

### Capital
- Strongly capitalized **-** *Top 10%*

### Markets
- Solid distribution network - *Excellent*
- Stable geographic markets - *Yes; WV & E Kentucky*
- Disciplined competition - *Yes; see NIM*

### Performance
- Strong net interest margin - *Yes*
- Strong NIM management - *See results (floors)*
- Dependence on Non-Interest Income - *Top decile*
- Ability to control expenses - *Top decile efficiency ratio*

### Growth
- Liquidity to grow **-** *Extremely strong*
- Ability to grow share in market **-** *5-mile branch share 32%; deposit share 14%*
- Opportunity to grow into new markets - *Well positioned*
- Management - *Experienced team with great results*

**City** *Holding Company*

# CHCO represents good value and stability

- **Pricing Metrics**\*:
- Price to Book: 164%
- Price to Tangible Book: 201%
- Price to 2012 Projected Earnings\*\* 13.1x
- Dividend Yield 4.0%
- Div Payout Ratio (First Call)\*\* 53%
- Tangible Capital/Tangible Assets 9.37%
- Institutional Ownership 63%

\* Based on Price of $34.61 (3/9/12)

\*\* Based on analyst estimate of $2.64 (average of 8)

**City** *Holding Company*